Exhibit 99.1

Tiziana Life Sciences Announces Death of Director

New York, January 13, 2022 - Tiziana Life Sciences (Nasdaq: TLSA) (“Tiziana”), a biotechnology company enabling breakthrough immunotherapies via novel routes of drug delivery, today announced that Dr. Thomas Adams passed away on January 9, 2022. He served as a member of Tiziana Life Science’s Board of Directors since February 2021.

Dr. Kunwar Shailubhai, the Company’s CEO, commented, “It is with great sadness that we announce the passing of Dr. Tom Adams. He was a highly valued Director of the Company and was an inspiration to all of us. Although he joined the Board a year ago, Dr. Adams had been involved with Tiziana over a number of years. He will be missed not only as a business colleague, but also as a friend. We extend our deepest sympathies to the entire Adams family.”

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s two lead candidates, intranasal foralumab, the only fully human anti-CD3 mAb, and milciclib, a pan-CDK inhibitor, have both demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.